[CADWALADER, WICKERSHAM & TAFT LLP LETTERHEAD]



                                  June 12, 2009



Via Email and EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549
Attention:  Melissa Duru

      Re:   The Children's Place Retail Stores, Inc.
            Revised Preliminary Proxy Statement on Schedule 14A
            Filed June 5, 2009
            File No. 0-23071

Ladies and Gentlemen:

            We are submitting this letter in response to the written comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated June 9, 2009 (the "Comment Letter"), with respect to the Revised Preliminary Proxy Statement on Schedule 14A filed by Mr. Dabah, Renee Dabah, Stanley Silverstein, Raine Silverstein, Barbara Dabah, Gila Goodman, Raphael Benaroya, Jeremy J. Fingerman, Ross B. Glickman and Emanuel R. Pearlman (collectively, the "Participants") with the Commission on June 5, 2009 (SEC File No. 0-23071) (the "Preliminary Proxy Statement") in connection with the solicitation of proxies by the Participants at the 2009 Annual Meeting of Shareholders (the "2009 Annual Meeting") of The Children's Place Retail Stores, Inc. ("The Children's Place" or the "Company").

            Set forth below are the headings and text of the comments raised in the Comment Letter, followed by the Participants' responses thereto. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Preliminary Proxy Statement. We have also included the requested statement of each of the Participants below.

             In addition, we are simultaneously filing a revised Preliminary Proxy Statement in response to the Comment Letter.

Securities and Exchange Commission                                             2


Preliminary Proxy Statement
---------------------------

Background and Reasons for the Solicitation, page 4
---------------------------------------------------

1. We partially reissue prior comment 1. It has come to our attention that Mr. Dabah allegedly was removed from the position of Chairman of the Board and was asked to resign from his position as Chief Executive Officer. Please revise your disclosure to the extent necessary in order to clarify the circumstances surrounding his alleged removal from the position of Chairman and resignation from the position of CEO or advise.

Response
--------

      Please see the revised Preliminary Proxy Statement, which has been revised in response to Comment 1 regarding the Chairman position. Regarding the CEO position, please be advised supplementally that, after extensive negotiations between Mr. Dabah and the Board, Mr. Dabah ultimately agreed with the Board that he would resign as CEO. While the independent members of the Board did indicate that they would request that Mr. Dabah voluntarily resign as CEO of the Company, negotiations concerning whether, when and on what terms Mr. Dabah would voluntarily resign took place over the course of several days. During this time Mr. Dabah and the Board negotiated the terms of Mr. Dabah's resignation, including whether Mr. Dabah would remain as a senior consultant to the Company at the same level of compensation Mr. Dabah earned as CEO, whether Mr. Dabah would have a new title with the Company and whether the Company would make certain public announcements regarding the potential sale of the Company. As a result of the negotiations, Mr. Dabah and the Board agreed that Mr. Dabah would resign and that Mr. Dabah would continue as a director of the Company. Mr. Dabah determined not to accept the position offered to him by the Board. Thus, we believe the statement that Mr. Dabah resigned pursuant to mutual agreement with the Board is accurate.

2. We refer you to your response to prior comment 11 and statements made in the disclosure regarding Mr. Fingerman's contribution to Campbell's soup. Please be advised that the support you provide should evidence not only the financial growth of Campbell's soup business, but how Mr. Fingerman "revitalized Campbell's U.S. soup franchise..." or contributed to its growth during the period referenced. Also, please rephrase your statements to reflect that it is your belief that Mr. Fingerman contributed to Campbell's in this manner, and balance the disclosure by indicating that factors other than Mr. Fingerman may have been responsible for the 3 years of consecutive growth. To the extent the participants continue to characterize Mr. Fingerman's contribution as "revitalization," please revise the proxy statement to include a qualified summary of the response previously provided to our comment.

Response
--------

      Please see the revised Preliminary Proxy Statement, which has been revised in response to Comment 2.

Securities and Exchange Commission                                             3


Closing Comments - Participant Statement
----------------------------------------

      At your request, the Participants further acknowledge that:

o the Participants are responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement;

o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Preliminary Proxy Statement; and

o the Participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Enclosed please find a copy of the revised Preliminary Proxy Statement, as well as a marked copy showing the changes to expedite your review. Please do not hesitate to contact me at 212-504-5555 with any questions or comments you may have.

                                    Very truly yours,



                                    /s/ Dennis J. Block
                                    ------------------------------------
                                    Dennis J. Block


Enclosures